[Heinz Logo]
WORLD HEADQUARTERS
600 Grant Street
Pittsburgh, Pennsylvania 15219-2857

August 24, 2006

VIA FACSIMILE AND UPS OVERNIGHT

Mara L. Ransom, Esq.
Special Counsel, Office of Mergers & Acquisitions
Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Re: H.J. Heinz Company – File No. 001-03385

Dear Ms. Ransom:

     This letter responds to the letter from the staff (the “Staff”) of the Securities and Exchange Commission to Heinz dated August 17, 2006 (the “Letter”). Set forth below are responses to the questions raised in the Letter. All references to specific times relate to August 16, 2006, the date of the annual meeting, unless otherwise specified.

1.	Please advise us as to the specifics on when and to whom this statement was made.

     The statement referred to in the Letter was sent in two emails from Mr. Michael Mullen, Director of Global Corporate Affairs at Heinz to various members of the news media. The first email (attached hereto as Annex A) was sent at 10:29 AM, and the second email (attached hereto as Annex B) was sent at 10:32 AM. The list of recipients of both emails is attached hereto as Annex C.

2.	Also, tell us what news and wire services reproduced this statement and when they did so.

     To the best of our knowledge, the statement referred to in the Letter was reproduced in nine articles or dispatches published by news and wire services prior to 12:30 PM, the approximate time of the closing of the polls and the adjournment of Heinz’s annual meeting. The nine articles are attached hereto as Annex D. Each article states the time at which it was published.

3.	Please also tell us what consequences, if any, this statement may have had upon the results of your solicitation.

     In response to your question, we have tried to the best of our ability to reconstruct some of the events of the morning of August 16, 2006.

     To the best of our knowledge, Ellen Philips Associates, which was retained by Heinz to collect votes cast in favor of the Heinz slate by Internet and telephone, submitted the votes cast by Internet and telephone to the Inspector of Election (IVS Associates, Inc.) at 9:00 AM. Subsequently, the votes of approximately 4,000 shares of Heinz common stock were cast by Internet and/or telephone through Ellen Philips Associates but were not submitted to the Inspector of Election.

     Except as noted in the following sentence, to the best of our knowledge, Automatic Data Processing, Inc. Proxy Services (“ADP”) submitted to Trian and Heinz all of the proxies received by it prior to 10:30 AM, and Heinz submitted such proxies to the Inspector of Election prior to 10:30 AM. One final proxy (representing the votes of approximately 300 shares of Heinz common stock) was submitted by ADP to Heinz after 10:30 AM, and Heinz submitted it to the Inspector of Election.

      To the best of our knowledge, prior to the annual meeting, Mellon Bank (“Mellon”) voted (through ADP) approximately 3 million shares of Heinz common stock using the gold contest form generated by ADP. Prior to 10:00 AM, representatives of Mellon indicated to Heinz that Mellon wished to vote by ballot at the annual meeting. Voting by ballot would make it possible for Mellon to actually “split” its vote, thereby voting both for members of the Trian slate and for members of the Heinz slate (voting on the gold contest form precluded support for any of the five contested Heinz directors). A representative of Mellon attended the annual meeting and at approximately 10:00 AM, attempted to submit a ballot (the “Mellon Ballot”) on the form of ballot distributed at the annual meeting and attached hereto as Annex E. The Inspector of Election indicated to Mellon that, since its prior vote had been submitted through ADP, Mellon would need to revoke this prior vote prior to submitting the Mellon Ballot. Since Mellon held its shares through approximately 12 to 14 different banks and brokers, the process of revoking the prior vote and validly voting the Mellon Ballot involved obtaining legal proxies from ADP for the shares held in each of the 12 to 14 bank and brokerage accounts, in each case appointing a representative of Mellon to vote the shares held in such accounts. As this process was likely to take time, Heinz’s proxy solicitor, MacKenzie Partners, recommended that Heinz leave the polls open, as Heinz was permitted to do under Pennsylvania law. This process took approximately two hours, and at 12:27 PM, Mellon submitted the Mellon Ballot, along with the above-mentioned legal proxies and other documentation

2

revoking its gold contest form vote, to the Inspector of Election. To the best of our knowledge, the slate of directors ultimately supported by Mellon did not change between 10:00 AM (when it first attempted to cast the Mellon Ballot) and 12:27 PM (when it finally did cast the Mellon Ballot).

     At approximately 10:27 AM, following the conclusion of the question and answer period, the annual meeting was recessed, while the polls remained open. At that time, the vast majority of attendees left the ballroom in which the annual meeting was conducted. Many people, on their way out of the ballroom, cast their votes with the Inspector of Election, whose staff members were stationed at the back of the ballroom. The sole reason that Heinz determined to leave the polls open was to facilitate the casting of a ballot by Mellon.

     At approximately 11:00 AM, representatives of Innisfree (Trian’s proxy solicitor) asked the Inspector of Election to keep a record of the votes submitted to the Inspector of Election after such time. To the best of our knowledge and aside from the Mellon Ballot, a total of two ballots were submitted to the Inspector of Election after 11:00 AM. One was ultimately determined to be invalid by the Inspector of Election and the other represented less than 5 shares of Heinz common stock.

     We have been informed by our proxy solicitor, MacKenzie Partners, that aside from assisting Mellon in validly submitting the Mellon Ballot, none of its representatives solicited any Heinz shareholders after 10:30 AM.

     The polls were closed and the annual meeting was adjourned at approximately 12:30 PM.

     The statement referred to in the Letter was not made with the intent to solicit any votes. In addition, we respectfully believe the chain of events described above demonstrates that the statement likely had no effect on the results of the annual meeting vote.

3

     We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (412) 456-6007 or George R. Bason, Jr. of Davis Polk & Wardwell at (212) 450-4340.

Very truly yours,

/s/ Theodore N. Bobby

Theodore N. Bobby
Senior Vice President and General
Counsel – H. J. Heinz Company

4

ANNEX A

From: Mullen Michael [mailto:Michael.Mullen@us.hjheinz.com]
Sent: Wednesday, August 16, 2006 10:29 AM
Subject: Heinz Press Release
Attachments: 8.16.06 Heinz to Continue to Deliver Shareholder Value.doc

The Heinz Annual shareholder Meeting has just concluded. Attached is a copy of the press release we have just issued. A number of quotes that you can attribute to me are:

“It appears from preliminary results that Trian’s attempt to secure a voting bloc of five seats and gain creeping control of the Heinz Board has been defeated.”

“With more than 50 million outstanding shares voted today by several large shareholders at the annual meeting, it is premature for Heinz or the dissident to forecast the outcome. Heinz will wait for the final voting results to be certified by the independent Inspector of Elections in a number of weeks.”

“Regardless of the outcome, Heinz management and the Board of Directors will continue to be fully accountable to Heinz shareholders for delivering enhanced value.”

“The proxy fight has ended, but the work continues as Heinz remains intensely focused on delivering results for our shareholders.”

Michael Mullen
Director of Global Corporate Affairs
Heinz World Headquarters
Phone: (U.S.) 412-456-5751
Mobile: (U.S.) 412-613-5214
Email: michael.mullen@us.hjheinz.com

FOR RELEASE UPON RECEIPT

HEINZ TO CONTINUE TO DELIVER ENHANCED SHAREHOLDER VALUE

CERTIFIED VOTING RESULTS TO BE ANNOUNCED IN COMING WEEKS

PITTSBURGH, August 16, 2006 – H.J. Heinz Company (NYSE: HNZ) said today at the Company’s Annual Meeting of Shareholders that management and its Board of Directors will continue to be fully accountable to Heinz shareholders, regardless of the outcome of the vote at today’s Annual Meeting.

Heinz said that it had received significant shareholder support but that it would be premature to disclose the results, given the fact that more than 60 million outstanding shares were cast directly to the Inspector of Elections at the Company’s Annual Meeting. The Company does not expect results to be officially certified by IVS Associates, the independent Inspector of Elections, for a number of weeks.

William R. Johnson, Heinz Chairman, President and CEO, stated: “As we await the final voting results, Heinz wishes to thank the many shareholders who expressed support for our Board. I want to reassure shareholders that Heinz remains intensely focused on implementing our plan to enhance shareholder value and drive our accelerating business momentum.”

Mr. Johnson continued, “The shareholder interaction over the past six months has galvanized an already outstanding Board of Directors and management team. Regardless of the outcome, we will move forward constructively and with optimism because of our belief in this Company, its products and its people.”

Presiding Director Thomas J. Usher stated: “The Board will hold management accountable and shareholders can hold us accountable.” Mr. Usher added: “We have an obligation to our shareholders to deliver the best opportunity for strong value appreciation, with the least risk.”

Annual Meeting Remarks

In his speech today at the Company’s Annual Meeting of Shareholders in Pittsburgh, Mr. Johnson provided further details of Heinz’s accelerating business momentum, including anticipated 8 percent sales growth and double-digit earnings growth in the first quarter.

H.J. Heinz Company, P.O. Box 57, Pittsburgh 15230-0057

2

Mr. Johnson told shareholders: “Over the past four years, the Heinz Board, recognizing its accountability to shareholders, has driven an ‘activist’ agenda resulting in dramatic improvements in the Company. This has resulted in:

  A far better mix of businesses;
  A strong balance sheet;
  Record cash flow;
  Better talent;
  Improved business processes and systems, and;
  Accelerated product innovation.”

Citing the company’s frequent interaction with shareholders, Mr. Johnson discussed the proxy campaign’s impact on the Company, telling shareholders: “The management and Board of this Company are accountable to you, our shareholders, and we have listened and learned from these interactions. What we have heard is a desire for:

  More consistent share price appreciation;
  Higher dividend payout;
  Continued share repurchases;
  Continued strong governance;
  Further improvements in performance;
  Exploring every means available to enhance shareholder value.”

Heinz is moving forward with its plan to add two more independent Directors to the Board in the near future to further enhance oversight and the Board’s existing expertise in consumer marketing and capital markets.

The following Heinz Directors were nominees in the proxy election: Charles E. Bunch, Mary C. Choksi, Leonard S. Coleman, Jr., Peter H. Coors, John G. Drosdick, Edith E. Holiday, William R. Johnson, Candace Kendle, Dean R. O’Hare, Dennis H. Reilley, Lynn C. Swann and Thomas J. Usher.

# # #

SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified by the words “will,” “expects,” “anticipates,” “believes,” “estimates” or similar expressions and include our expectations as to future revenue growth, earnings, capital expenditures and other spending, as well as anticipated reductions in spending. These forward-looking statements reflect management’s view of future events and financial performance. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond Heinz’s control, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to:

  sales, earnings, and volume growth,
  general economic, political, and industry conditions,

3

  competitive conditions, which affect, among other things, customer preferences and the pricing of products, production, energy and raw material costs, the ability to identify and anticipate and respond through innovation to consumer trends, the need for product recalls,
  the ability to maintain favorable supplier relationships,
  currency valuations and interest rate fluctuations,
  change in credit ratings,
  the ability to identify and complete and the timing, pricing and success of acquisitions, joint ventures, divestitures and other strategic initiatives, approval of acquisitions and divestitures by competition authorities, and satisfaction of other legal requirements, the ability to successfully complete cost reduction programs, the results of shareholder proposals,
  the ability to limit disruptions to the business resulting from the emphasis on three core categories and potential divestitures, the ability to effectively integrate acquired businesses, new product and packaging innovations, product mix,
  the effectiveness of advertising, marketing, and promotional programs, the ability to maintain sales growth while reducing spending on advertising, marketing and promotional programs, supply chain efficiency,
  cash flow initiatives,
  risks inherent in litigation, including tax litigation, and international operations, particularly the performance of business in hyperinflationary environments, changes in estimates in critical accounting judgments and other laws and regulations, including tax laws, the success of tax planning strategies,
  the possibility of increased pension expense and contributions and other people-related costs, the possibility of an impairment in Heinz’s investments, and other factors described in “Risk Factors” and “Cautionary Statement Relevant to Forward-Looking Information” in the Company’s Form 10-K for the fiscal year ended May 3, 2006.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the securities laws.

ABOUT HEINZ: H.J. Heinz Company, offering "Good Food, Every Day(TM)," is one of the world's leading marketers and producers of branded foods in ketchup and condiments; meals & snacks; and infant foods. Heinz delights consumers in every outlet, from supermarkets to restaurants to convenience stores and kiosks. Heinz is a global family of leading brands, including Heinz(R) Ketchup, sauces, soups, beans, pasta and infant foods (representing nearly one-third of total sales or close to $3 billion), HP(R) and Lea & Perrins(R), Ore-Ida(R) french fries and roasted potatoes, Boston

4

Market(R) and Smart Ones(R) meals, and Plasmon(R) baby food. Heinz has leading brands in six core developed geographies and five developing geographies. Information on Heinz is available at www.heinz.com/news.

Media:

Ted Smyth:	412-456-5780
Michael Mullen:	412-456-5751 or Michael.mullen@us.hjheinz.com

Investors:
Jack Runkel:	412-456-6034

ANNEX B

From: Mullen Michael [mailto:Michael.Mullen@us.hjheinz.com]
Sent: Wednesday, August 16, 2006 10:32 AM
Subject: RE: Heinz Press Release
Attachments: 8.16.06 Heinz to Continue to Deliver Shareholder Value.doc

Please see my revised quotes below, 50 Million to 60 Million in the third quote. I apologize for the typo.

From: Mullen Michael
Sent: Wednesday, August 16, 2006 10:29 AM
Subject: Heinz Press Release

The Heinz Annual shareholder Meeting has just concluded. Attached is a copy of the press release we have just issued. A number of quotes that you can attribute to me are:

“It appears from preliminary results that Trian’s attempt to secure a voting bloc of five seats and gain creeping control of the Heinz Board has been defeated.”

“With more than 60 million outstanding shares voted today by several large shareholders at the annual meeting, it is premature for Heinz or the dissident to forecast the outcome. Heinz will wait for the final voting results to be certified by the independent Inspector of Elections in a number of weeks.”

“Regardless of the outcome, Heinz management and the Board of Directors will continue to be fully accountable to Heinz shareholders for delivering enhanced value.”

“The proxy fight has ended, but the work continues as Heinz remains intensely focused on delivering results for our shareholders.”

Michael Mullen
Director of Global Corporate Affairs
Heinz World Headquarters
Phone: (U.S.) 412-456-5751
Mobile: (U.S.) 412-613-5214
Email: michael.mullen@us.hjheinz.com

FOR RELEASE UPON RECEIPT

HEINZ TO CONTINUE TO DELIVER ENHANCED SHAREHOLDER VALUE

CERTIFIED VOTING RESULTS TO BE ANNOUNCED IN COMING WEEKS

PITTSBURGH, August 16, 2006 – H.J. Heinz Company (NYSE: HNZ) said today at the Company’s Annual Meeting of Shareholders that management and its Board of Directors will continue to be fully accountable to Heinz shareholders, regardless of the outcome of the vote at today’s Annual Meeting.

Heinz said that it had received significant shareholder support but that it would be premature to disclose the results, given the fact that more than 60 million outstanding shares were cast directly to the Inspector of Elections at the Company’s Annual Meeting. The Company does not expect results to be officially certified by IVS Associates, the independent Inspector of Elections, for a number of weeks.

William R. Johnson, Heinz Chairman, President and CEO, stated: “As we await the final voting results, Heinz wishes to thank the many shareholders who expressed support for our Board. I want to reassure shareholders that Heinz remains intensely focused on implementing our plan to enhance shareholder value and drive our accelerating business momentum.”

Mr. Johnson continued, “The shareholder interaction over the past six months has galvanized an already outstanding Board of Directors and management team. Regardless of the outcome, we will move forward constructively and with optimism because of our belief in this Company, its products and its people.”

Presiding Director Thomas J. Usher stated: “The Board will hold management accountable and shareholders can hold us accountable.” Mr. Usher added: “We have an obligation to our shareholders to deliver the best opportunity for strong value appreciation, with the least risk.”

Annual Meeting Remarks

In his speech today at the Company’s Annual Meeting of Shareholders in Pittsburgh, Mr. Johnson provided further details of Heinz’s accelerating business momentum, including anticipated 8 percent sales growth and double-digit earnings growth in the first quarter.

H.J. Heinz Company, P.O. Box 57, Pittsburgh 15230-0057

2

Mr. Johnson told shareholders: “Over the past four years, the Heinz Board, recognizing its accountability to shareholders, has driven an ‘activist’ agenda resulting in dramatic improvements in the Company. This has resulted in:

  A far better mix of businesses;
  A strong balance sheet;
  Record cash flow;
  Better talent;
  Improved business processes and systems, and;
  Accelerated product innovation.”

Citing the company’s frequent interaction with shareholders, Mr. Johnson discussed the proxy campaign’s impact on the Company, telling shareholders: “The management and Board of this Company are accountable to you, our shareholders, and we have listened and learned from these interactions. What we have heard is a desire for:

  More consistent share price appreciation;
  Higher dividend payout;
  Continued share repurchases;
  Continued strong governance;
  Further improvements in performance;
  Exploring every means available to enhance shareholder value.”

Heinz is moving forward with its plan to add two more independent Directors to the Board in the near future to further enhance oversight and the Board’s existing expertise in consumer marketing and capital markets.

The following Heinz Directors were nominees in the proxy election: Charles E. Bunch, Mary C. Choksi, Leonard S. Coleman, Jr., Peter H. Coors, John G. Drosdick, Edith E. Holiday, William R. Johnson, Candace Kendle, Dean R. O’Hare, Dennis H. Reilley, Lynn C. Swann and Thomas J. Usher.

# # #

SAFE HARBOR PROVISIONS FOR FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identified by the words “will,” “expects,” “anticipates,” “believes,” “estimates” or similar expressions and include our expectations as to future revenue growth, earnings, capital expenditures and other spending, as well as anticipated reductions in spending. These forward-looking statements reflect management’s view of future events and financial performance. These statements are subject to risks, uncertainties, assumptions and other important factors, many of which may be beyond Heinz’s control, and could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ from such statements include, but are not limited to:

  sales, earnings, and volume growth,
  general economic, political, and industry conditions,

3

  competitive conditions, which affect, among other things, customer preferences and the pricing of products, production, energy and raw material costs, the ability to identify and anticipate and respond through innovation to consumer trends, the need for product recalls,
  the ability to maintain favorable supplier relationships,
  currency valuations and interest rate fluctuations,
  change in credit ratings,
  the ability to identify and complete and the timing, pricing and success of acquisitions, joint ventures, divestitures and other strategic initiatives, approval of acquisitions and divestitures by competition authorities, and satisfaction of other legal requirements, the ability to successfully complete cost reduction programs, the results of shareholder proposals,
  the ability to limit disruptions to the business resulting from the emphasis on three core categories and potential divestitures, the ability to effectively integrate acquired businesses, new product and packaging innovations, product mix,
  the effectiveness of advertising, marketing, and promotional programs, the ability to maintain sales growth while reducing spending on advertising, marketing and promotional programs, supply chain efficiency,
  cash flow initiatives,
  risks inherent in litigation, including tax litigation, and international operations, particularly the performance of business in hyperinflationary environments, changes in estimates in critical accounting judgments and other laws and regulations, including tax laws, the success of tax planning strategies,
  the possibility of increased pension expense and contributions and other people-related costs, the possibility of an impairment in Heinz’s investments, and other factors described in “Risk Factors” and “Cautionary Statement Relevant to Forward-Looking Information” in the Company’s Form 10-K for the fiscal year ended May 3, 2006.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the securities laws.

ABOUT HEINZ: H.J. Heinz Company, offering "Good Food, Every Day(TM)," is one of the world's leading marketers and producers of branded foods in ketchup and condiments; meals & snacks; and infant foods. Heinz delights consumers in every outlet, from supermarkets to restaurants to convenience stores and kiosks. Heinz is a global family of leading brands, including Heinz(R) Ketchup, sauces, soups, beans, pasta and infant foods (representing nearly one-third of total sales or close to $3 billion), HP(R) and Lea & Perrins(R), Ore-Ida(R) french fries and roasted potatoes, Boston

4

Market(R) and Smart Ones(R) meals, and Plasmon(R) baby food. Heinz has leading brands in six core developed geographies and five developing geographies. Information on Heinz is available at www.heinz.com/news.

Media:

Ted Smyth:	412-456-5780
Michael Mullen:	412-456-5751 or Michael.mullen@us.hjheinz.com

Investors:
Jack Runkel:	412-456-6034

ANNEX C

dlovering@ap.org	Daniel Lovering
jfineman@bloomberg.net	Josh Fineman
dlitka@bloomberg.net	Dave Litka
kristina.henderson@dowjones.com	Kristina Henderson
denise.jia@dowjones.com	Denise Jia
paula.stepankowsky@dowjones.com	Paul L. Stepankowsky
dick.gibson@dowjones.com	Richard Gibson
Mohammed.Hadi@dowjones.com	Mohammed Hadi
maryellen.lloyd@dowjones.com	Mary Ellen Lloyd
christina.cheddar@dowjones.com	Christine Cheddar Berk
deborah.cohen@reuters.com	Deb Cohen
bradley.dorfman@reuters.com	Brad Dorfman
harry_maurer@businessweek.com	Harry Maurer
cnoon@forbes.net	Chris Noon
polson@forbes.net	Parmy Olson
plukas@earthlink.net	Paul Lukas
smassey@post-gazette.com	Steve Massey
srmassey@yahoo.com	Steve Massey
kleonard@tribweb.com	Kim Leonard
rstouffer@tribweb.com	Rick Stouffer
ptascarella@amcity.com	Patti Tascarella
rob.cox@breakingviews.com	Rob Cox
stephentaub@yahoo.com	Stephen Taub
abarr@marketwatch.com	Alistair Barr
lgewirtz@thedeal.com	Lisa Gewirtz
ron.thomas@thestreet.com	Ron Thomas
dbreuel@foodinstitute.com	Danielle Breuel
david.faber@nbcuni.com	David Faber
michelenunes@foxnews.com	Michele Nunes
jdelano@KDKA.com	John Delano
jparsons@hearst.com	Jim Parsons
rbarbonis@hearst.com	Rege Barbonis
james.politi@ft.com	James Politi
warner@nytimes.com	Melanie Warner
janet.adamy@wsj.com	Janet Adamy
david.reilly@wsj.com	David Reilly
rsantanam@ap.org	Ramesh Santanam
dlovering@ap.org	Kevin Noblet
lauren.foster@ft.com	Lauren Foster
christina.cheddar@dowjones.com
tlindeman@post-gazette.com
rstouffer@tribweb.com
lgewirtz@thedeal.com
bradley.dorfman@reuters.com
jfineman@bloomberg.net
appittsburgh@ap.org
news-tips@nytimes.com
rebecca.jacobs@ft.com
gary.silverman@ft.com
release@bloomberg.net
nyc.equities.newsroom@reuters.com
freddy.sebastian@dowjones.com

info@ap.org
smassey@post-gazette.com
ptascarella@bizjournal.com
rob.cox@breakingviews.com
abarr@marketwatch.com
polson@forbes.net
nparmelee@fool.com
hbrubaker@philynews.com
dburrows@marketwatch.com
cpritchard@marketwatch.com
amoore@marketwatch.com
agreene@agendaweek.com
Steven.Gray@wsj.com
CClair@HedgeWorld.com
business@tribweb.com
jack.willoughby@barrons.com
Zkouwe@nypost.com
editor@just-food.com
brendan.sheehan@thecrossbordergroup.com
dane.hamilton@reuters.com
business@tribweb.com
bpfister@tribweb.com
dreynolds@bizjournals.com
tmcghee@denverpost.com

ANNEX D

=================================================================

2nd UPDATE: Trian Partners: Heinz Violates SEC Rules

Dow Jones News Service

By Christina Cheddar

16 August 2006 12:22

(ADDS more details on proxy vote in 8th-10th paragraphs)

PITTSBURGH (Dow Jones)--The outside counsel for Trian Fund Management said Wednesday that H.J. Heinz Co. (HNZ) management violated the regulations of the U.S. Securities and Exchange Commission by commenting on the outcome of the election prior to the close of the polls at the company's shareholder meeting.

A company is not allowed to declare victory before the polls close, said Dennis Block, Trian's general counsel. Speaking to reporters, Block said Heinz violated regulations when it said Trian wouldn't be able to win five seats on the Heinz board prior to the close of voting.

Speaking to reporters at a press conference after 11 a.m. EDT, Heinz Chief Executive William Johnson said he was optimistic that Trian would not win all of the five seats it was seeking at the shareholder meeting here Wednesday.

"We have not announced any results," said Michael Mullen, Heinz spokesman.

"It is far too early to predict results."

According to Mullen, proxies representing some 60 million shares were voted at the Pittsburgh ketchup maker's annual shareholder meeting here Wednesday.

Mullen said that all the company did disclose was that based on preliminary results, Trian will not get the full size seats it was seeking in the election.

"But this is only preliminary," Mullen said.

Voting, which was originally set to end at 11 a.m. EDT, had been extended until 12:30 p.m. in order to allow all shareholders the chance to vote.

In the proxy contest, Heinz shareholders had the option of voting either a white proxy ballot, which included the names of the incumbent Heinz directors, or a gold proxy card, which included the slate of five Trian directors. However, any shareholders wishing to split their votes between the Heinz directors and the Trian nominees had the option of attending the shareholder meeting and picking from the full list of nominees on a blue proxy card provided at the meeting.

Three of the largest proxy advisory firms backed at least one of the Trian nominees but not the full slate. These influential advisors had recommended shareholders vote Trian's gold proxy card and withhold votes from the Trian nominees they were not supporting.

This could result in shareholders not being able to select the full 12 board members they had hoped to support. The only way around this was to attend the shareholder meeting, and vote the blue proxy ballot, also known as a legal proxy.

-By Christina Cheddar, Dow Jones Newswires; 201-938-5166 [ 08-16-06 1222ET ]

================================================================

Heinz Says Peltz's Plan For Board Seats Has Failed

The Wall Street Journal Online

By STEVEN GRAY and CHRISTINA CHEDDAR BERK

August 16, 2006 12:17 p.m.

PITTSBURGH -- H.J. Heinz Co. said it appears that activist investor Nelson Peltz's effort to gain a bloc of five seats on the company's board has failed.

No vote tallies were released, and it wasn't yet clear whether Mr. Peltz had succeeded in winning one seat on the board.

"It appears from preliminary results that Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz board has been defeated," Heinz spokesman Michael Mullen said in an email attached to a company press release summarizing comments at the meeting.

Adding a new twist to the increasingly contentious board fight, the general counsel for Trian Partners said Heinz management violated the regulations of the Securities and Exchange Commission by commenting on the outcome of the election prior to the close of the polls at the company's shareholder meeting. Voting ended at 11 a.m. when the meeting concluded.

A company isn't allowed to declare victory before the polls close, said Dennis Block, Trian's general counsel. Mr. Block said Heinz violated regulations when it said Trian wouldn't be able to win five seats on the Heinz board prior to the close of voting.

Because of the contested election, the ketchup giant has hired an independent firm to tally the results of the more than 300 million proxy votes. Heinz's largest shareholders were expected to cast about 60 million votes Wednesday alone. Heinz said it expects to receive the official report of the vote counts at its annual shareholder meeting on Sept. 15, said Chairman William Johnson.

Anne Tarbell, spokeswoman for Mr. Nelson's firm, Trian Group, said it was "pleased" with the response it has received from shareholders, but declined to elaborate.

Since March, Heinz has been engaged in a battle over Mr. Peltz's efforts to gain five seats for himself and four colleagues on Heinz's 12-member board.

Mr. Peltz has criticized Heinz Mr. Johnson for failing to sufficiently market the company's core brands, particularly ketchup.

Speaking before shareholders, Mr. Peltz said he is committed to working with management, and that even if his efforts fail, he will continue fighting for better performance "from the outside."

Mr. Peltz said Trian has "no intention" of selling its $750 million stake in Heinz should shareholders reject its efforts to join the Heinz board. "We'll simply continue working for positive change from outside the boardroom, and we'll continue to hold management's feet to the fire," he said at the shareholders meeting. Trian owns 5.5% of Heinz, making it the company's second-largest shareholder.

A large number of institutional investors -- representing some 60 million Heinz shares --have asked for "legal proxies," or forms that allow them to pick and choose between Heinz 12 nominees and the five put forth by the Trian Group. Those votes were cast Wednesday at the meeting at the Pittsburgh Hilton.

Bitter Fight

The proxy battle began in March when it was disclosed that Mr. Peltz's Trian Fund Management had acquired a stake in the company. Mr. Peltz, 64 years old, wants to increase marketing spending, sell assets and cut $575 million in costs.

Heinz is in the early days of a plan to restructure its business. Under the plan management announced in early June, Heinz will reduce spending by $355 million, eliminate 2,700 jobs and buy back $1 billion of its stock.

In early trading Wednesday, Heinz shares traded at $40.80, down 17 cents.

The stock has gained more than 10% since March 2, the day before investors learned of Trian's stake.

The 12 nominees receiving the highest vote tally will get seats on the board.

The Trian nominees include Mr. Peltz, his longtime business partner Peter May, his son-in-law Edward Garden, golfer Greg Norman and beverage-company executive Michael Weinstein. Although several proxy-advisory agencies supported at least one member of the Peltz slate, none of them endorsed Messrs. May and Garden.

Trian's proxy card said it would support the several Heinz directors, with the exception of Charles Bunch, the chairman and chief executive of PPG Industries Inc.; Mary Choksi, managing director of Strategic Investment Partners; Peter Coors, the chairman of Molson Coors Brewing Co.; John Drosdick, chairman, president and chief executive of Sunoco Inc.; and Dennis Reilley, chairman, president and chief executive of Praxair Inc.

The bitter fight has consumed a significant amount of time and money. Both sides have waged a hard campaign. Heinz has spent $14 million on the effort, which it has dubbed effort "Project Steelers," in a bow to the company's Pittsburgh heritage.

There is no doubt that no matter which way the votes go, Heinz management will be held more accountable for the company's performance.

Also, in order to win support from some large shareholders, such as the California Public Employees Retirement System (CalPERS), Heinz agreed to make several changes to its corporate-governance practices. That included plans to name two additional independent directors to its board shortly following this week's shareholder meeting.

When Mr. Peltz set his sights on Heinz, he was flush with victory. He had convinced Wendy's International Inc. to add three of Mr. Peltz's nominees to its board and consider his recommendation to sell its Baja Fresh Restaurants.

Despite the lack of resolution in the Heinz contest, Mr. Peltz may already be eyeing his next target. On Tuesday, Tribune Co. shares rose 4.9% after it was learned Mr. Peltz had acquired a stake in the Chicago-based newspaper and television company. (See related article.)

Mr. Peltz's full stake in Tribune isn't known, however, it was disclosed he had accumulated a 1% stake in the company, which is already under pressure from its largest shareholder, the Chandler family.

In addition to its broadcast business, Tribune owns newspapers such as the Los Angeles Times, the Chicago Tribune and Newsday of New York and the Chicago Cubs baseball team. The Chandlers, who own 15% of Tribune's stock, want Tribune's management to consider breaking up the company. Such a move could include spinning off its television broadcast unit or even selling the company outright.

In addition to discussing the proxy fight, Heinz said it is on track to achieve 10% earnings growth this fiscal year. In addition, presiding director Thomas Usher said first-quarter sales "are expected to rise 8%, driven by increases in volume of approximately 5% due to new products and strong marketing." Excluding special items, Heinz expects per-share earnings to increase more than 20% from a year earlier, he said.

It was the third time in about a month that Heinz has boosted its outlook for its fiscal first-quarter sales, citing demand for new products and strong marketing.

--Mary Ellen Lloyd contributed to this article.

Write to Steven Gray at steven.gray@wsj.com and Christina Cheddar Berk at christina.cheddar@dowjones.com

===================================================================

UPDATE: Heinz Will Receive Official Vote Report Sep 15

Dow Jones News Service
16 August 2006 11:57

PITTSBURGH (Dow Jones)--H.J. Heinz Co. (HNZ) investors may not know until Sept. 15 whether investor Nelson Peltz and his Trian Fund Management have won any seats on the Heinz board.

"It appears from preliminary results that Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz Board has been defeated," company spokesman Michael Mullen said in an email attached to a company press release that summarized comments made at the meeting in Pittsburgh.

But no vote tallies were released, and it wasn't yet clear whether Peltz succeeded in winning one seat on the board.

Heinz shares recently traded down 36 cents, 0.9%, at $40.61 Wednesday. The stock has gained more than 10% since March 2, the day before investors learned of Trian's stake.

Heinz Chairman William Johnson said earlier the number of votes cast Wednesday at Heinz's annual meeting in Pittsburgh - votes representing some 60 million outstanding shares - would require a careful tally that could take three to four weeks.

Heinz has 300 million shares outstanding eligible to vote, much more than the 120 million votes cast in the controversial 2000 U.S. presidential election, Johnson noted. "Hopefully, we'll have no hanging chads," he said.

Heinz has hired an independent firm to tabulate the results. Polls in the contested proxy fight were to remain open until 12:30 p.m. EDT Wednesday, and the annual meeting will then recess until Sept. 15.

The 12 nominees receiving the highest vote tally will get seats on the board.

The ketchup maker has been locked in a proxy battle for more than five months with dissident investor Peltz and his Trian Fund Management. Peltz, 64 years old, has urged shareholders to elect five of his nominees to Heinz's 12-member board. He also wants to increase marketing spending, sell assets and cut $575 million in costs.

Heinz is in the early days of a plan to restructure its business. Under the plan management announced in early June, Heinz will reduce spending by $355 million, eliminate 2,700 jobs and buy back $1 billion of its stock.

Trian owns 5.5% of Heinz, making it the company's second-largest shareholder.

The Trian nominees include Peltz, his longtime business partner Peter May, his son-in-law Edward Garden, golfer Greg Norman and beverage-company executive Michael Weinstein.

Peltz and May spoke to shareholders Wednesday, thanking them for support and expressing disappointment that shareholders won't learn the outcome of the vote Wednesday.

If Trian's slate wins, Peltz said he wanted "to put the stresses of this proxy fight behind us and begin working closely with the board and management" to capitalize on significant opportunities ahead.

Regardless, he said, he is encouraged that shares have risen dramatically, that Heinz will add two new independent directors and that the board has become "much more engaged."

Should shareholders reject his efforts to name five of 12 directors, Peltz said his Trian Fund Management has "no intention" of selling its $750 million stake in Heinz.

"We'll simply continue working for positive change from outside the boardroom and we'll continue to hold management's feet to the fire," Peltz said.

Meanwhile, Heinz is on track to achieve 10% earnings growth this fiscal year, presiding Director Thomas Usher said at the meeting.

In addition, he said, first quarter sales "are expected to rise 8%, driven by increases in volume of approximately 5% due to new products and strong marketing." Excluding special items, Heinz expects per-share earnings to increase more than 20% from a year earlier, he said.

It was the third time in about a month that Heinz has boosted its outlook for its fiscal first-quarter sales, citing demand for new products and strong marketing.

Last year, Heinz earned 47 cents a share from continuing operations, excluding charges of 7 cents a share. The company will release its first-quarter results on Aug. 31.

-By Mary Ellen Lloyd, Dow Jones Newswires, 704-371-4033; maryellen.lloyd@dowjones.com and Christina Cheddar Berk, Dow Jones Newswires; 201-938-5166; christina.cheddar@dowjones.com.

-Steven Gray of the Wall Street Journal also contributed to this report. [ 08-16-06 1157ET ]

===================================================================

DJ Heinz: Preliminary Votes Indicate Trian Efforts Defeated

Dow Jones Chinese Financial Wire
16 August 2006 12:12

PITTSBURGH (Dow Jones)--Trian Fund Management's attempt to win five seats on the board of H.J. Heinz Co. (HNZ) appears to have been defeated, a Heinz spokesman said Wednesday.

'It appears from preliminary results that Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz board has been defeated,' Heinz spokesman Michael Mullen said in an email attached to a company press release summarizing comments at the meeting.

While final results on whether any single Trian-nominated director has been elected won't be known for weeks, Heinz believes the investor's chances of having all five nominees elected have been squashed. -By Mary Ellen Lloyd, Dow Jones Newswires, 704-371-4033; maryellen.lloyd@dowjones.com -By Christina Cheddar Berk, Dow Jones Newswires; 201-938-5166; christina.cheddar@dowjones.com

===================================================================

Food maker Heinz: 1 or 2 dissident investors might join board

Associated Press Newswires
By DANIEL LOVERING
16 August 2006 11:48

PITTSBURGH (AP) - A group of dissident investors may have enough votes to put one or two of its choices on the H.J. Heinz Co. board, but did not win support for all five of its candidates, according to preliminary voting results, a Heinz spokesman said Wednesday.

Billionaire investor Nelson Peltz and his Trian Group, Heinz's second-largest shareholder, hoped to win up to five seats on the company's 12-member board as part of a plan to rigorously streamline the company and boost shareholder returns.

Heinz spokesman Michael Mullen said a preliminary review of the 60 million votes show "Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz board has been defeated." It is possible, however, that one or two of Trian's nominees were elected to the board, he said.

Heinz and Trian will have to wait several weeks until an independent inspector certifies the final votes.

Trian's nominees include Peltz, his longtime business partner Peter W. May, his son-in-law Edward P. Garden, golfer Greg Norman and former Snapple executive Michael F. Weinstein.

Heinz had urged shareholders to re-elect its directors and reject Trian's nominees, warning Trian's strategy would cripple the company. Heinz has touted its own turnaround plan it says was in the works long before Peltz and his partners began accumulating shares earlier this year.

The company insists Trian's nominees are unqualified and fail to meet Heinz's corporate governance standards. Trian has called the current Heinz directors a "clubby, caretaker board" that has let the company falter and has not adequately invested in its brands.

The challengers also point to Heinz's languishing stock price, which has been the focus of criticism in recent years.

Heinz shares fell 42 cents to $40.55 in midday trading on the New York Stock Exchange.

===================================================================

Trian Partners: Heinz Violates SEC Rules

Dow Jones News Service

By Christina Cheddar

16 August 2006 11:33

PITTSBURGH (Dow Jones)--The general counsel for Trian Partners said Wednesday that H.J. Heinz Co. (HNZ) management violated the regulations of the U.S. Securities and Exchange Commission by commenting on the outcome of the election prior to the close of the polls at the company's shareholder meeting.

A company is not allowed to declare victory before the polls close, said Dennis Block, Trian's general counsel. Speaking to reporters, Block said Heinz violated regulations when it said Trian wouldn't be able to win five seats on the Heinz board prior to the close of voting.

Speaking to reporters at a press conference after 11 a.m. EDT, Heinz Chief Executive William Johnson said he was optimistic that Trian would not win all of the five seats it was seeking at the shareholder meeting here Wednesday.

-By Christina Cheddar, Dow Jones Newswires; 201-938-5166 [ 08-16-06 1144ET ]

     (UPDATES with Heinz spokesman's comments in last three paragraphs, updates with new time for polls closing.)

PITTSBURGH (Dow Jones)--The outside counsel for Trian Fund Management said Wednesday that H.J. Heinz Co. (HNZ) management violated the regulations of the U.S. Securities and Exchange Commission by commenting on the outcome of the election prior to the close of the polls at the company's shareholder meeting.

A company is not allowed to declare victory before the polls close, said Dennis Block, Trian's general counsel. Speaking to reporters, Block said Heinz violated regulations when it said Trian wouldn't be able to win five seats on the Heinz board prior to the close of voting.

Speaking to reporters at a press conference after 11 a.m. EDT, Heinz Chief Executive William Johnson said he was optimistic that Trian would not win all of the five seats it was seeking at the shareholder meeting here Wednesday.

"We have not announced any results," said Michael Mullen, Heinz spokesman.

"It is far too early to predict results."

According to Mullen, proxies representing some 60 million shares were voted at the Pittsburgh ketchup maker's annual shareholder meeting here Wednesday.

Mullen said that all the company did disclose was that based on preliminary results, Trian will not get the full size seats it was seeking in the election.

"But this is only preliminary," Mullen said.

Voting, which was originally set to end at 11 a.m. EDT, had been extended until 12:30 p.m. in order to allow all shareholders the chance to vote.

-By Christina Cheddar, Dow Jones Newswires; 201-938-5166 [ 08-16-06 1210ET ]

===================================================================

Heinz Says Peltz's Plan For Board Seats Has Failed

The Wall Street Journal Online

By STEVEN GRAY and CHRISTINA CHEDDAR BERK

August 16, 2006 11:21 a.m.

PITTSBURGH -- H.J. Heinz Co. said it appears that activist investor Nelson Peltz's effort to gain a bloc of five seats on the company's board has failed.

No vote tallies were released, and it wasn't yet clear whether Mr. Peltz had succeeded in winning one seat on the board.

"It appears from preliminary results that Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz board has been defeated," Heinz spokesman Michael Mullen said in an email attached to a company press release summarizing comments at the meeting.

Because of the contested election, the ketchup giant has hired an independent firm to tally the results of the more than 300 million proxy votes. Heinz's largest shareholders were expected to cast about 60 million votes Wednesday alone. Heinz said it expects to receive the official report of the vote counts at its annual shareholder meeting on Sept. 15, said Chairman William Johnson.

Anne Tarbell, spokeswoman for Mr. Nelson's firm, Trian Group, said it was "pleased" with the response it has received from shareholders, but declined to elaborate.

Since March, Heinz has been engaged in a battle over Mr. Peltz's efforts to gain five seats for himself and four colleagues on Heinz's 12-member board.

Mr. Peltz has criticized Heinz CEO William Johnson for failing to sufficiently market the company's core brands, particularly ketchup.

Speaking before shareholders, Mr. Peltz said he is committed to working with management, and that even if his efforts fail, he will continue fighting for better performance "from the outside."

Mr. Peltz said Trian has "no intention" of selling its $750 million stake in Heinz should shareholders reject its efforts to join the Heinz board. "We'll simply continue working for positive change from outside the boardroom, and we'll continue to hold management's feet to the fire," he said at the shareholders meeting. Trian owns 5.5% of Heinz, making it the company's second-largest shareholder.

Bitter Fight

The proxy battle began in March when it was disclosed that Mr. Peltz's Trian Fund Management had acquired a stake in the company. Mr. Peltz, 64 years old, wants to increase marketing spending, sell assets and cut $575 million in costs.

Heinz is in the early days of a plan to restructure its business. Under the plan management announced in early June, Heinz will reduce spending by $355 million, eliminate 2,700 jobs and buy back $1 billion of its stock.

In early trading Wednesday, Heinz shares traded at $40.80, down 17 cents.

The stock has gained more than 10% since March 2, the day before investors learned of Trian's stake.

The 12 nominees receiving the highest vote tally will get seats on the board.

The Trian nominees include Mr. Peltz, his longtime business partner Peter May, his son-in-law Edward Garden, golfer Greg Norman and beverage-company executive Michael Weinstein. Although several proxy-advisory agencies supported at least one member of the Peltz slate, none of them endorsed Messrs. May and Garden.

Trian's proxy card said it would support the several Heinz directors, with the exception of Charles Bunch, the chairman and chief executive of PPG Industries Inc.; Mary Choksi, managing director of Strategic Investment Partners; Peter Coors, the chairman of Molson Coors Brewing Co.; John Drosdick, chairman, president and chief executive of Sunoco Inc.; and Dennis Reilley, chairman, president and chief executive of Praxair Inc.

The bitter fight has consumed a significant amount of time and money. Both sides have waged a hard campaign. Heinz has spent $14 million on the effort, which it has dubbed effort "Project Steelers," in a bow to the company's Pittsburgh heritage.

There is no doubt that no matter which way the votes go, Heinz management will be held more accountable for the company's performance.

Also, in order to win support from some large shareholders, such as the California Public Employees Retirement System (CalPERS), Heinz agreed to make several changes to its corporate-governance practices. That included plans to name two additional independent directors to its board shortly following this week's shareholder meeting.

When Mr. Peltz set his sights on Heinz, he was flush with victory. He had convinced Wendy's International Inc. to add three of Mr. Peltz's nominees to its board and consider his recommendation to sell its Baja Fresh Restaurants.

Despite the lack of resolution in the Heinz contest, Mr. Peltz may already be eyeing his next target. On Tuesday, Tribune Co. shares rose 4.9% after it was learned Mr. Peltz had acquired a stake in the Chicago-based newspaper and television company. (See related article.)

Mr. Peltz's full stake in Tribune isn't known, however, it was disclosed he had accumulated a 1% stake in the company, which is already under pressure from its largest shareholder, the Chandler family.

In addition to its broadcast business, Tribune owns newspapers such as the Los Angeles Times, the Chicago Tribune and Newsday of New York and the Chicago Cubs baseball team. The Chandlers, who own 15% of Tribune's stock, want Tribune's management to consider breaking up the company. Such a move could include spinning off its television broadcast unit or even selling the company outright.

In addition to discussing the proxy fight, Heinz said it is on track to achieve 10% earnings growth this fiscal year. In addition, presiding director Thomas Usher said first-quarter sales "are expected to rise 8%, driven by increases in volume of approximately 5% due to new products and strong marketing." Excluding special items, Heinz expects per-share earnings to increase more than 20% from a year earlier, he said.

It was the third time in about a month that Heinz has boosted its outlook for its fiscal first-quarter sales, citing demand for new products and strong marketing.

--Mary Ellen Lloyd contributed to this article.

Write to Steven Gray at steven.gray@wsj.com and Christina Cheddar Berk at christina.cheddar@dowjones.com

==================================================================

Heinz: Preliminary Votes Indicate Trian Efforts Defeated

Dow Jones News Service

16 August 2006 10:40

PITTSBURGH (Dow Jones)--Trian Fund Management's attempt to win five seats on the board of H.J. Heinz Co. (HNZ) appears to have been defeated, a Heinz spokesman said Wednesday.

"It appears from preliminary results that Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz board has been defeated," Heinz spokesman Michael Mullen said in an email attached to a company press release summarizing comments at the meeting.

While final results on whether any single Trian-nominated director has been elected won't be known for weeks, Heinz believes the investor's chances of having all five nominees elected have been squashed.

-By Mary Ellen Lloyd, Dow Jones Newswires, 704-371-4033; maryellen.lloyd@dowjones.com

-By Christina Cheddar Berk, Dow Jones Newswires; 201-938-5166; christina.cheddar@dowjones.com [ 08-16-06 1054ET ]

===================================================================

Heinz dissidents may have fallen short

Pittsburgh Post-Gazette

Wednesday, August 16, 2006 11:04 a.m.

H.J. Heinz Co. said it could be weeks before it's known whether a dissident shareholders group led by billionaire Nelson Peltz was able to land up to five directors to the ketchup king's board, but a spokesman indicated that a preliminary vote suggests the Trian Group's efforts fell short.

"It appears from preliminary results that Trian's attempt to secure a voting bloc of five seats and gain creeping control of the Heinz board had been defeated,'' said Heinz spokesman Michael Mullen.

Voting culminated this morning as Heinz held its annual shareholders meeting at the Pittsburgh Hilton.

Many large insitutional investors waited until the last minute to cast votes, using so-called legal proxies that allow them to mix and match their nominees for the dozen seats up for election. Heinz said votes for some 60 million out of a possible 330 million shares were cast today.

Mr. Peltz's Trian Group has pressed to add its five nominees to the board as a way, it says, of shaking things up to improve the lackluster performance of Heinz under Chairman and Chief Executive Officer William Johnson.

Observers have speculated the Peltz group, Heinz's second-largest shareholder with a 5.5 percent stake, likely will get a seat or two, in part because many influential advisory groups have recommended some of the Trian nominees.

Even if his group doesn't get a board seat, Mr. Peltz has said he intends to maintain his investment in Heinz and to prod the company for changes that would benefit shareholders.

In his comments, Mr. Johnson said that the proxy fight and resulting talks with major shareholders "has galvanized an already oustanding board of directors and management team. Regardless of the outcome, we will move forward constructively and with optimism because of our belief in the company, its products and its people.''

As many as 850 people were expected to attend the meeting, which began at 9 a.m.

==================================================================

ANNEX E

BALLOT

H.J. HEINZ COMPANY

ANNUAL MEETING OF SHAREHOLDERS

August 16,2006

1. Election of Directors:

Check no more than twelve nominees below:

Heinz Nominees		Trian Nominees
	FOR		FOR
W. R. Johnson	☐	E. P. Garden	☐
C. E. Bunch	☐	P. W. May	☐
M. C. Choksi	☐	G. Norman	☐
L. S. Coleman	☐	N. Peltz	☐
P. H. Coors	☐	M. F. Weinstein	☐
J. G. Drosdick	☐
E. E. Holiday	☐
C. Kendle	☐
D. R. O'Hare	☐
D. H. Reilley	☐
L. C. Swann	☐
T. J. Usher	☐

2. To ratify the appointment of PricewaterhouseCoopers LLP's appointment as the Company's independent registered public accounting firm.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Signature of Shareholder(s) or Proxyholder(s)*:
Name(s) of Shareholder(s) (Please Print):
Name(s) of Proxyholder(s) (Please Print):
Number of Shares Entitled to Vote:
*Attach Legal Proxy or Indicate Authority:

IMPORTANT: Shareholders of record and holders of legal proxies from shareholder(s) of record, are eligible to use this ballot. If you are a shareholder of record, please sign exactly as name or names appear on your certificate(s) registration. When signing as attorney, executor, administrator, trustee, or guardian, please give your full title as such. When signing as a corporation or a partnership, please sign in the name of the entity by an authorized person.

PLEASE MARK, SIGN AND GIVE THIS BALLOT TO ONE OF THE USHERS WHEN REQUESTED TO DO SO. IF YOU REQUIRE EXTRA BALLOTS, PLEASE SEE AN USHER. Only your ballot or latest dated and properly executed proxy card will be voted. Submission of this executed ballot will automatically revoke any proxy card you may have previously voted.

Remember: If you are not a shareholder of record, attach legal proxy or other author to your ballot.

2